POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aig.com/producercompensation or by calling 1-800-706-3102.

91222 (4/13)

National Union Fire Insurance Company of Pittsburgh, Pa.

A capital stock company

POLICY NUMBER: 01-881-36-60	REPLACEMENT OF POLICY NUMBER: 01-602-93-28

INVESTMENT COMPANY BLANKET BOND

DECLARATIONS:

ITEM 1.	Name of Insured (herein called Insured):	THE DREYFUS FUND INCORPORATED
		(AND OTHER INSUREDS INCLUDED BY
		ENDORSEMENT)

Principal Address:		200 PARK AVE
		NEW YORK, NY 10166

ITEM 2.	Bond Period: from 12:01 a.m. January 31, 2014 to January 31, 2015 the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.

ITEM 3.	Limit of Liability - Subject to Sections 9, 10 and 12 hereof,

		Single Loss	Single Loss
		Limit of Liability	Deductible

Insuring Agreement A (Fidelity)-		$10,000,000	$50,000
Insuring Agreement B (Audit Expense)-		$250,000	$5,000
Insuring Agreement C (On Premises)-		$10,000,000	$50,000
Insuring Agreement D (In Transit)-		$10,000,000	$50,000
Insuring Agreement E (Forgery or Alteration)-		$10,000,000	$50,000
Insuring Agreement F (Securities)-		$10,000,000	$50,000
Insuring Agreement G (Counterfeit Currency)-		$10,000,000	$50,000
Insuring Agreement H (Stop Payment)-		$250,000	$25,000
Insuring Agreement I (Uncollectible Items of Deposit)-		$1,000,000	$25,000

41205 (04/95)

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© All rights reserved.

Additional Coverages:
Computer Systems	$10,000,000	$50,000
Extended Computer Systems	$10,000,000	$50,000
Automated Phone System	$10,000,000	$50,000
Telefacimele Transfer Fraud	$10,000,000	$50,000
Voice Initiated Transfer Fraud	$10,000,000	$50,000
Destruction of Data Programs by Virus	$10,000,000	$50,000
Destruction of Data Programs by Hacker	$10,000,000	$50,000

If "Not Covered" is inserted above opposite any specified Insuring Agreement or
Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

ITEM 4.	Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General
Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: No Exceptions

ITEM 5.	The liability of the Underwriter is subject to the terms of the following riders attached thereto: Endorsements #1,#2, #3, #4, #5, #6, #7, #8, #9, #10, #11,
#12, #13, #14, #15, #16, #17, #18, #19, #20, #21#22,#23,#24,#25,#26,
#27, #28, #29, #30, #31, #32, #33, #34, #35, #36, #37

ITEM 6.	The Insured by the acceptance of this bond gives to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) 01-602-93-28 such termination or cancellation to be effective as of the time this bond becomes effective.

PREMIUM: $49,630

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2

© All rights reserved.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.

MARSH USA INC.
1166 AVENUE OF THE AMERICAS
NEW YORK, NY 10036-3712

7235111

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© All rights reserved.

INVESTMENT COMPANY BLANKET BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

(A)	FIDELITY

Loss resulting from any dishonest or
fraudulent act(s), including Larceny or
Embezzlement committed by an Employee,
committed anywhere and whether committed
alone or in collusion with others, including loss of
Property resulting from such acts of an
Employee, which Property is held by the
Insured for any purpose or in any capacity and
whether so held gratuitously or not and
whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in
this Insuring Agreement shall mean only
dishonest or fraudulent act(s) committed by such
Employee with the manifest intent:

(a) to cause the Insured to sustain such
loss; and
(b) to obtain financial benefit for the
Employee, or for any other person or
organization intended by the Employee
to receive such benefit, other than
salaries, commissions, fees, bonuses,
promotions, awards, profit sharing,
pensions or other employee benefits
earned in the normal course of
employment.

(B) AUDIT EXPENSE

Expense incurred by the Insured for that
part of the costs of audits or examinations
required by any governmental regulatory
authority to be conducted either by such
authority or by an independent accountant by
reason of the discovery of loss sustained by
the Insured through any dishonest or fraudulent
act(s), including Larceny or Embezzlement of any
of the Employees. The total liability of the
Underwriter for such expense by reason of

such acts of any Employee or in which such
Employee is concerned or implicated or with
respect to any one audit or examination is
limited to the amount stated opposite Audit
Expense in Item 3 of the Declarations; it being
understood, however, that such expense shall be
deemed to be a loss sustained by the Insured
through any dishonest or fraudulent act(s),
including Larceny or Embezzlement of one or
more of the Employees and the liability under
this paragraph shall be in addition to the Limit
of liability stated in Insuring Agreement (A) in
Item 3 of the Declarations.

(C)	ON PREMISES

Loss of Property (occurring with or
without negligence or violence) through
robbery, burglary, Larceny, theft, holdup, or
other fraudulent means, misplacement,
mysterious unexplainable disappearance, damage
thereto or destruction thereof, abstraction or
removal from the possession, custody or control
of the Insured, and loss of subscription,
conversion, redemption or deposit privileges
through the misplacement or loss of Property,
while the Property is (or is supposed or believed
by the Insured to be) lodged or deposited within
any offices or premises located anywhere,
except in an office listed in Item 4 of the
Declarations or amendment thereof or in the
mail or with a carrier for hire other than an
armored motor vehicle company, for the purpose
of transportation.

Offices and Equipment

(1) Loss of or damage to, furnishings,
fixtures, stationery, supplies or
equipment, within any of the Insured's
offices covered under this bond
caused by Larceny or theft in, or by

41206 (9/84)

burglary, robbery or holdup of such
office, or attempt thereat, or by
vandalism or malicious mischief; or

(2) loss through damage to any such
office by Larceny or theft in, or by
burglary, robbery or holdup of such
office or attempt thereat, or to the
interior of any such office by
vandalism or malicious mischief
provided, in any event, that the
Insured is the owner of such offices,
furnishings, fixtures, stationery,
supplies or equipment or is legally
liable for such loss or damage, always
excepting, however, all loss or
damage through fire.

(D)	IN TRANSIT

Loss of Property (occurring with or
without negligence or violence) through
robbery, Larceny, theft, holdup, misplacement,
mysterious unexplainable disappearance, being
lost or otherwise made away with, damage
thereto or destruction thereof, and loss of
subscription, conversion, redemption or deposit
privileges through the misplacement or loss of
Property, while the Property is in transit
anywhere in the custody of any person or persons
acting as messenger, except while in the mail
or with a carrier for hire, other than an armored
motor vehicle company, for the purpose of
transportation, such transit to begin immediately
upon receipt of such Property by the
transporting person or persons, and to end
immediately upon delivery thereof at
destination.

(E)	FORGERY OR ALTERATION

Loss through FORGERY or ALTERATION of,
on or in any bills of exchange, checks, drafts,
acceptances, certificates of deposit. promissory
notes, or other written promises, orders or
directions to pay sums certain in money, due
bills, money orders, warrants, orders upon public
treasuries, letters of credit, written instructions,
advices or applications directed to the Insured,
authorizing or acknowledging the transfer,
payment, delivery

or receipt of funds or Property, which
instructions or advices or applications purport
to have been signed or endorsed by any customer
of the Insured, shareholder or subscriber to
shares, whether certificated or uncertificated, of
any Investment Company or by any financial or
banking institution or stockbroker but which
instructions, advices or applications either bear
the forged signature or endorsement or have
been altered without the knowledge and consent
of such customer, shareholder or subscriber to
shares, whether certificated or uncertificated, of
an Investment Company, financial or banking
institution or stockbroker, withdrawal orders or
receipts for the withdrawal of funds or Property,
or receipts or certificates of deposit for Property
and bearing the name of the Insured as issuer, or
of another Investment Company for which the
Insured acts as agent, excluding, however, any
loss covered under Insuring Agreement (F) hereof
whether or not coverage for Insuring Agreement
(F) is provided for in the Declarations of this
bond.

Any check or draft (a) made payable to a
fictitious payee and endorsed in the name of
such fictitious payee or (b) procured in a
transaction with the maker or drawer thereof or
with one acting as an agent of such maker or
drawer or anyone impersonating another and
made or drawn payable to the one so
impersonated and endorsed by anyone other than
the one impersonated, shall be deemed to be
forged as to such endorsement.

Mechanically reproduced facsimile
signatures are treated the same as handwritten
signatures.

(F)	SECURITIES

Loss sustained by the Insured, including loss
sustained by reason of a violation of the
constitution, by-laws, rules or regulations of
any Self Regulatory Organization of which the
Insured is a member or which would have been
imposed upon the Insured by the constitution,
by-laws, rules or regulations of any Self
Regulatory Organization if the Insured had been a
member thereof,

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(1) through the Insured’s having, in good
faith and in the course of business,
whether for its own account or for the
account of others, in any
representative, fiduciary, agency or
any other capacity, either gratuitously
or otherwise, purchased or otherwise
acquired, accepted or received, or sold
or delivered, or given any value,
extended any credit or assumed any
liability, on the faith of, or otherwise
acted upon, any securities,
documents or other written
instruments which prove to have been

(a) counterfeited, or
(b) forged as to the signature of any
maker, drawer, issuer, endorser,
assignor, lessee, transfer agent or
registrar, acceptor, surety or
guarantor or as to the signature of
any person signing in any other
capacity, or
(c) raised or otherwise altered, or lost,
or stolen, or

(2) through the Insured’s having, in good
faith and in the course of business,
guaranteed in writing or witnessed any
signatures whether for valuable
consideration or not and whether or
not such guaranteeing or witnessing is
ultra vires the Insured, upon any
transfers, assignments, bills of sale,
powers of attorney, guarantees,
endorsements or other obligations
upon or in connection with any
securities, documents or other written
instruments and which pass or purport
to pass title to such securities,
documents or other written
instruments; EXCLUDING, losses
caused by FORGERY or ALTERATION of,
on or in those instruments covered
under Insuring Agreement (E) hereof.

Securities, documents or other written
instruments shall be deemed to mean
original (including original
counterparts) negotiable or non-

negotiable agreements which in and of
themselves represent an equitable
interest, ownership, or debt, including
an assignment thereof which
instruments are in the ordinary course
of business, transferable by delivery of
such agreements with any necessary
endorsement or assignment.

The word "counterfeited" as used in this
Insuring Agreement shall be deemed to
mean any security, document or other
written instrument which is intended to
deceive and to be taken for an original.

Mechanically produced facsimile
signatures are treated the same as
handwritten signatures.

(G) COUNTERFEIT CURRENCY

Loss through the receipt by the Insured, in
good faith, of any counterfeited money orders
or altered paper currencies or coin of the
United States of America or Canada issued or
purporting to have been issued by the United
States of America or Canada or issued
pursuant to a United States of America or
Canadian statute for use as currency.

(H) STOP PAYMENT

Loss against any and all sums which the
Insured shall become obligated to pay by
reason of the Liability imposed upon the
Insured by law for damages:

For having either complied with or failed
to comply with any written notice of any
customer, shareholder or subscriber of the
Insured or any Authorized Representative of
such customer, shareholder or subscriber to
stop payment of any check or draft made
or drawn by such customer, shareholder or
subscriber or any Authorized
Representative of such customer,
shareholder or subscriber, or

For having refused to pay any check or draft
made or drawn by any customer,

41206 (9/84)

shareholder or subscriber of the Insured or
any Authorized Representative of such
customer, shareholder or subscriber.

(I) UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from payments of dividends or
fund shares, or withdrawals permitted from any
customer’s, shareholder’s or subscriber’s account
based upon Uncollectible Items of Deposit of a
customer, shareholder or subscriber credited by
the Insured or the Insured’s agent to such
customer’s, shareholder’s or subscriber’s Mutual
Fund Account; or

loss resulting from any Item of Deposit
processed through an Automated Clearing House
which is reversed by the customer, shareholder
or subscriber and deemed uncollectible by the
Insured.

Loss includes dividends and interest
accrued not to exceed 15% of the
Uncollectible Items which are deposited.

This Insuring Agreement applies to all
Mutual Funds with “exchange privileges” if all
Fund(s) in the exchange program are insured by a
National Union Fire Insurance Company of
Pittsburgh, PA for Uncollectible Items of Deposit.
Regardless of the number of transactions
between Fund(s), the minimum number of days
of deposit within the Fund(s) before withdrawal
as declared in the Fund(s) prospectus shall begin
from the date a deposit was first credited to any
Insured Fund(s).

GENERAL AGREEMENTS

A . ADDITIONAL OFFICES OR EMPLOYEES-
CONSOLIDATION OR MERGER-NOTICE

1. If the Insured shall, while this bond is in
force, establish any additional office or
offices, such office or offices shall be
automatically covered hereunder from
the dates of their establishment,
respectively. No notice to the
Underwriter of an increase during any
premium period in the number of offices
or in the number of Employees at any of
the offices covered hereunder need be
given and no additional premium need
be paid for the remainder of such
premium period.

2. If an Investment Company, named as
Insured herein, shall, while this bond is
in force, merge or consolidate with, or
purchase the assets of another
institution, coverage for such
acquisition shall apply automatically
from the date of acquisition. The
Insured shall notify the Underwriter of
such acquisition within 60 days of said
date, and an additional premium shall be
computed only if such acquisition involves
additional offices or employees.

B. WARRANTY

No statement made by or on behalf of the
Insured, whether contained in the application or
otherwise, shall be deemed to be a warranty of
anything except that it is true to the best of
the knowledge and belief of the person making
the statement.

C. COURT COSTS AND ATTORNEYS' FEES
(Applicable to all Insuring Agreements or
Coverages now or hereafter forming part of
this bond)

The Underwriter will indemnify the Insured
against court costs and reasonable attorneys' fees
incurred and paid by the Insured in defense,
whether or not successful, whether or not fully
litigated on the merits and whether or not settled
of any suit or legal proceeding brought against
the Insured to enforce the Insured's liability or
alleged liability on account of any loss, claim or
damage which, if established against the

41206 (9/84)

Insured, would constitute a loss sustained by the
Insured covered under the terms of this bond
provided, however, that with respect to Insuring
Agreement (A) this indemnity shall apply only in
the event that

(1) an Employee admits to being guilty of
any dishonest or fraudulent act(s),
including Larceny or Embezzlement;
or
(2) an Employee is adjudicated to be
guilty of any dishonest or fraudulent
act(s), including Larceny or
Embezzlement;
(3) in the absence of (1) or (2) above an
arbitration panel agrees, after a review
of an agreed statement of facts, that an
Employee would be found guilty of
dishonesty if such Employee were
prosecuted.

all reasonable information and assistance which
the Underwriter shall deem necessary to the
proper defense of such suit or legal proceeding.

If the amount of the Insured's liability or
alleged liability is greater than the amount
recoverable under this bond, or if a Deductible
Amount is applicable, or both, the liability of
the Underwriter under this General Agreement
is limited to the proportion of court costs and
attorneys' fees incurred and paid by the
Insured or by the Underwriter that the amount
recoverable under this bond bears to the total
of such amount plus the amount which is not so
recoverable. Such indemnity shall be in addition
to the Limit of Liability for the applicable
Insuring Agreement or Coverage.

D. FORMER EMPLOYEE

The Insured shall promptly give notice to
the Underwriter of any such suit or legal
proceeding and at the request of the Underwriter
shall furnish it with copies of all pleadings and
other papers therein. At the Underwriter's
election the Insured shall permit the Underwriter
to conduct the defense of such suit or legal
proceeding, in the Insured's name, through
attorneys of the Underwriter's selection. In such
event, the Insured shall give

Acts of an Employee, as defined in this
bond, are covered under Insuring Agreement
(A) only while the Employee is in the Insured's
employ. Should loss involving a former Employee
of the Insured be discovered subsequent to the
termination of employment, coverage would still
apply under Insuring Agreement (A) if the direct
proximate cause of the loss occurred while the
former Employee performed duties within the
scope of his/her employment.

THE FOREGOING INSURING AGREEMENTS AND
GENERAL AGREEMENTS ARE SUBJECT TO THE
FOLLOWING CONDITIONS
AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms, as used in this
bond, shall have the respective meanings
stated in this Section:

(a) "Employee" means:

(1) any of the Insured's officers,
partners, or employees, and
(2) any of the officers or
employees of any predecessor of
the Insured whose principal

assets are acquired by the
Insured by consolidation or
merger with, or purchase of
assets or capital stock of such
predecessor. and
(3) attorneys retained by the
Insured to perform legal
services for the Insured and
the employees of such
attorneys while such attorneys
or the employees of such
attorneys are performing such
services for the Insured, and
(4) guest students pursuing their

41206 (9/84)

studies or duties in any of the
Insured's offices, and
(5) directors or trustees of the
Insured, the investment
advisor, underwriter
(distributor), transfer agent, or
shareholder accounting record
keeper, or administrator
authorized by written
agreement to keep financial
and/or other required records,
but only while performing acts
coming within the scope of
the usual duties of an officer
or employee or while acting as a
member of any committee duly
elected or appointed to examine
or audit or have
custody of or access to the
Property of the Insured, and
(6) any individual or individuals
assigned to perform the usual
duties of an employee within
the premises of the Insured, by
contract, or by any agency
furnishing temporary personnel
on a contingent or part-time
basis, and
(7) each natural person,
partnership or corporation
authorized by written
agreement with the Insured to
perform services as electronic
data processor of checks or
other accounting records of
the Insured, but excluding any
such processor who acts as
transfer agent or in any other
agency capacity in issuing
checks, drafts or securities for
the Insured, unless included
under Sub-section (9) hereof,
and
(8) those persons so designated in
Section 15, Central Handling
of Securities, and
(9) any officer, partner or
Employee of

a) an investment advisor,
b) an underwriter
(distributor),

c) a transfer agent or
shareholder accounting
record-keeper, or
d) an administrator
authorized by written
agreement to keep
financial and/or other
required records,

for an Investment Company
named as Insured while
performing acts coming within
the scope of the usual duties
of an officer or Employee of
any Investment Company named
as Insured herein, or while
acting as a member of any
committee duly elected or
appointed to examine or audit
or have custody of or access
to the Property of any such
Investment Company, provided
that only Employees or
partners of a transfer agent,
shareholder accounting record-
keeper or administrator which
is an affiliated person as defined
in the Investment Company Act
of 1940, of an Investment
Company named as Insured or
is an affiliated person of the
adviser, underwriter or
administrator of such
Investment Company, and
which is not a bank, shall be
included within the definition
of Employee.

Each employer of temporary
personnel or processors as set
forth in Sub-Sections (6) and
of Section 1(a) and their
partners, officers and employees
shall collectively be deemed to
be one person for all the
purposes of this bond,
excepting, however, the last
paragraph of Section 13.

Brokers, or other agents under
contract or representatives of the
same general character shall not

41206 (9/84)

be considered Employees.

(b) "Property" means money (i.e..
currency, coin, bank notes,
Federal Reserve notes), postage and
revenue stamps, U.S. Savings
Stamps, bullion, precious metals
of all kinds and in any form and
articles made therefrom, jewelry,
watches, necklaces, bracelets,
gems, precious and semi-precious
stones, bonds, securities,
evidences of debts, debentures,
scrip, certificates, interim receipts,
warrants, rights, puts, calls,
straddles, spreads, transfers,
coupons, drafts, bills of exchange,
acceptances, notes, checks,
withdrawal orders, money orders,
warehouse receipts, bills of lading,
conditional sales contracts,
abstracts of title, insurance
policies, deeds, mortgages under
real estate and/or chattels and
upon interests therein, and
assignments of such policies,
mortgages and instruments, and
other valuable papers, including
books of account and other
records used by the Insured in the
conduct of its business, and all
other instruments similar to or in
the nature of the foregoing
including Electronic
Representations of such
instruments enumerated above
(but excluding all data processing
records) in which the Insured has an
interest or in which the Insured
acquired or should have acquired an
interest by reason of a
predecessor's declared financial
condition at the time of the
Insured's consolidation or merger
with, or purchase of the principal
assets of, such predecessor or
which are held by the Insured for
any purpose or in any capacity
and whether so held by the
Insured for any purpose or in any
capacityand whether so held
gratuitously or not and whether or

not the Insured is liable therefor.

(c) "Forgery" means the signing of
the name of another with intent to
deceive; it does not include the
signing of one's own name with or
without authority, in any
capacity, for any purpose.

(d) "Larceny and Embezzlement" as it
applies to any named Insured
means those acts as set forth in
Section 37 of the Investment
Company Act of 1940.

(e) "Items of Deposit" means any one or
more checks and drafts. Items of
Deposit shall not be deemed
uncollectible until the Insured's
collection procedures have failed.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

(a) loss effected directly or indirectly
by means of forgery or alteration
of, on or in any instrument,
except when covered by Insuring
Agreement (A), (E), (F) or (G).
(b) loss due to riot or civil commotion
outside the United States of
America and Canada; or loss due
to military, naval or usurped
power, war or insurrection unless
such loss occurs in transit in the
circumstances recited in Insuring
Agreement (D), and unless, when
such transit was initiated, there was
no knowledge of such riot, civil
commotion, military, naval or
usurped power, war or
insurrection on the part of any
person acting for the Insured in
initiating such transit.
(c) loss, in time of peace or war,
directly or indirectly caused by or
resulting from the effects of
nuclear fission or fusion or
radioactivity; provided, however,
that this paragraph shall not apply
to loss resulting from industrial

41206 (9/84)

uses of nuclear energy.
(d) loss resulting from any wrongful
act or acts of any person who is a
member of the Board of
Directors of the Insured or a
member of any equivalent body by
whatsoever name known unless
such person is also an Employee
or an elected official, partial owner
or partner of the Insured in some
other capacity, nor, in any event,
loss resulting from the act or acts
of any person while acting in the
capacity of a member of such Board
or equivalent body.
(e) loss resulting from the complete
or partial non-payment of, or
default upon, any loan or
transaction in the nature of, or
amounting to, a loan made by or
obtained from the Insured or any
of its partners, directors or
Employees, whether authorized or
unauthorized and whether
procured in good faith or through
trick, artifice, fraud or false
pretenses. unless such loss is
covered under Insuring Agreement
(A), (E) or (F).
(f) loss resulting from any violation
by the Insured or by any Employee

(1) of law regulating (a) the
issuance, purchase or sale of
securities, (b) securities
transactions upon Security
Exchanges or over the
counter market, (c)
Investment Companies, or
(d) Investment Advisors, or
(2) of any rule or regulation
made pursuant to any such
law, unless such loss, in the
absence of such laws, rules
or regulations, would be
covered under Insuring
Agreements (A) or (E).

(g) loss of Property or loss of
privileges through the
misplacement or loss of Property
as set forth in Insuring Agreement

(C) or (D) while the Property is in
the custody of any armored motor
vehicle company, unless such loss
shall be in excess of the amount
recovered or received by the
Insured under (a) the Insured's
contract with said armored motor
vehicle company, (b) insurance
carried by said armored motor
vehicle company for the benefit of
users of its service, and (c) all other
insurance and indemnity in force in
whatsoever form carried by or for
the benefit of users of said armored
motor vehicle company's service,
and then this bond shall cover
only such excess.
(h) potential income, including but not
limited to interest and dividends,
not realized by the Insured
because of a loss covered under this
bond, except as included
under Insuring Agreement (I).
(i) all damages of any type for which
the Insured is legally liable, except
direct compensatory damages
arising from a loss covered under
this bond.
(j) loss through the surrender of
Property away from an office of the
Insured as a result of a threat

(1) to do bodily harm to any
person, except loss of
Property in transit in the
custody of any person acting
as messenger provided that
when such transit was
initiated there was no
knowledge by the Insured of
any such threat, or
(2) to do damage to the
premises or Property of the
Insured, except when
covered under Insuring
Agreement (A).
(k) all costs, fees and other expenses
incurred by the Insured in
establishing the existence of or
amount of loss covered under this
bond unless such indemnity is

41206 (9/84)

provided for under Insuring
Agreement (B).

(l) loss resulting from payments
made or withdrawals from the
account of a customer of the
Insured, shareholder or subscriber
to shares involving funds
erroneously credited to such
account, unless such payments
are made to or withdrawn by such
depositor or representative of
such person, who is within the
premises of the drawee bank of
the Insured or within the office of
the Insured at the time of such
payment or withdrawal or unless
such payment is covered under
Insuring Agreement (A).

(m) any loss resulting from
Uncollectible Items of Deposit
which are drawn from a financial
institution outside the fifty states
of the United States of America,
District of Columbia, and
territories and possessions of the
United States of America, and
Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This bond does not afford coverage in
favor of any Employers of temporary
personnel or of processors as set forth in
sub-sections (6) and (7) of Section 1(a) of
this bond, as aforesaid, and upon payment to
the Insured by the Underwriter on account
of any loss through dishonest or fraudulent
act(s) including Larceny or Embezzlement
committed by any of the partners, officers
or employees of such Employers, whether
acting alone or in collusion with others, an
assignment of such of the Insured's rights and
causes of action as it may have against such
Employers by reason of such acts so
committed shall, to the extent of such
payment, be given by the Insured to the
Underwriter, and the Insured shall execute
all papers necessary to secure to the

Underwriter the rights herein provided for.

SECTION 4. LOSS -NOTICE -PROOF-
LEGAL PROCEEDINGS

This bond is for the use and benefit
only of the Insured named in the
Declarations and the Underwriter shall not
be liable hereunder for loss sustained by
anyone other than the Insured unless the
Insured, in its sole discretion and at its
option, shall include such loss in the Insured's
proof of loss. At the earliest practicable
moment after discovery of any loss
hereunder the Insured shall give the
Underwriter written notice thereof and
shall also within six months after such
discovery furnish to the Underwriter
affirmative proof of loss with full particulars.
If claim is made under this bond for loss
of securities or shares, the Underwriter
shall not be liable unless each of such
securities or shares is identified in such proof
of loss by a certificate or bond number or,
where such securities or shares are
uncertificated, by such identification means
as agreed to by the Underwriter. The
Underwriter shall have thirty days after
notice and proof of loss within which to
investigate the claim, but where the loss is
clear and undisputed, settlement shall be
made within forty-eight hours; and this
shall apply notwithstanding the loss is
made up wholly or in part of securities of
which duplicates may be obtained. Legal
proceedings for recovery of any loss
hereunder shall not be brought prior to the
expiration of sixty days after such proof of
loss is filed with the Underwriter nor after
the expiration of twenty-four months from
the discovery of such loss, except that any
action or proceeding to recover hereunder
on account of any judgment against the
Insured in any suit mentioned in General
Agreement C or to recover attorneys' fees
paid in any such suit, shall be begun within
twenty-four months from the date upon
which the judgment in such suit shall
become final. If any limitation embodied in
this bond is prohibited by any law controlling
the construction hereof, such limitation shall
be deemed to be amended

41206 (9/84)

so as to be equal to the minimum period of
limitation permitted by such law.
Discovery occurs when the Insured
(a) becomes aware of facts, or
(b) receives written notice of an
actual or potential claim by a
third party which alleges that
the Insured is liable under
circumstance
which would cause a reasonable person to
assume that a loss covered by the bond
has been or will be incurred even though
the exact amount or details of loss may
not be then
known.

SECTION 5. VALUATION OF PROPERTY The

value of any Property, except
books of accounts or other records used by
the Insured in the conduct of its business, for
the loss of which a claim shall be made
hereunder, shall be determined by the
average market value of such Property on
the business day next preceding the
discovery of such loss; provided, however,
that the value of any Property replaced by
the Insured prior to the payment of claim
therefor shall be the actual market value at
the time of replacement; and further
provided that in case of a loss or
misplacement of interim certificates,
warrants, rights, or other securities, the
production which is necessary to the exercise
of subscription, conversion, redemption or
deposit privileges, the value thereof shall be
the market value of such privileges
immediately preceding the expiration
thereof if said loss or misplacement is not
discovered until after their expiration. If
no market price is quoted for such
Property or for such privileges, the value
shall be fixed by agreement between the
parties or by arbitration.
In case of any loss or damage to
Property consisting of books of accounts or
other records used by the Insured in the
conduct of its business, the Underwriter shall
be liable under this bond only if such books
or records are actually reproduced and then
for not more than the cost of

blank books, blank pages or other materials
plus the cost of labor for the actual
transcription or copying of data which shall
have been furnished by the Insured in order
to reproduce such books and other
records.

SECTION 6. VALUATION OF PREMISES AND
FURNISHINGS

In case of damage to any office of the
Insured, or loss of or damage to the
furnishings, fixtures, stationery, supplies,
equipment, safes or vaults therein, the
Underwriter shall not be liable for more
than the actual cash value thereof, or for
more than the actual cost of their
replacement or repair. The Underwriter
may, at its election, pay such actual cash
value or make such replacement or repair.
If the Underwriter and the Insured cannot
agree upon such cash value or such cost of
replacement or repair, such shall be
determined by arbitration.

SECTION 7. LOST SECURITIES

If the Insured shall sustain a loss of
securities the total value of which is in
excess of the limit stated in Item 3 of the
Declarations of this bond, the liability of
the Underwriter shall be limited to payment
for, or duplication of, securities having
value equal to the limit stated in Item 3 of
the Declarations of this bond.
If the Underwriter shall make payment
to the Insured for any loss of securities,
the Insured shall thereupon assign to the
Underwriter all of the Insured's rights, title
and interests in and to said securities.
With respect to securities the value of
which do not exceed the Deductible Amount
(at the time of the discovery of the loss)
and for which the Underwriter may at its
sole discretion and option and at the request
of the Insured issue a Lost Instrument Bond
or Bonds to effect replacement thereof, the
Insured will pay the usual premium
charged therefor and will indemnify the
Underwriter against all loss or expense that
the Underwriter may sustain because of the
issuance of such

41206 (9/84)

Lost Instrument Bond or Bonds.
With respect to securities the value of
which exceeds the Deductible Amount (at
the time of discovery of the loss) and for
which the Underwriter may issue or
arrange for the issuance of a Lost Instrument
Bond or Bonds to effect replacement
thereof, the Insured agrees that it will pay
as premium therefor a proportion of the
usual premium charged therefor, said
proportion being equal to the percentage
that the Deductible Amount bears to the
value of the securities upon discovery of
the loss, and that it will indemnify the
issuer of said Lost Instrument Bond or
Bonds against all loss and expense that is
not recoverable from the Underwriter under
the terms and conditions of this INVESTMENT
COMPANY BLANKET BOND subject to the
Limit of Liability hereunder.

SECTION 8. SALVAGE

In case of recovery, whether made by
the Insured or by the Underwriter, on
account of any loss in excess of the Limit of
Liability hereunder plus the Deductible
Amount applicable to such loss from any
source other than suretyship, insurance,
reinsurance, security or indemnity taken by
or for the benefit of the Underwriter, the
net amount of such recovery, less the actual
costs and expenses of making same, shall be
applied to reimburse the Insured in full for
the excess portion of such loss, and the
remainder, if any, shall be paid first in
reimbursement of the Underwriter and
thereafter in reimbursement of the Insured
for that part of such loss within the
Deductible Amount. The Insured shall
execute all necessary papers to secure to the
Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-
ACCUMULATION OF
LIABILITY
AND TOTAL LIABILITY

At all times prior to termination hereof
this bond shall continue in force for the
limit stated in the applicable sections of
Item 3 of the Declarations of this bond
notwithstanding any previous loss for
which the Underwriter may have paid or be
liable to pay hereunder; PROVIDED,
however, that regardless of the number of
years this bond shall continue in force and
the number of premiums which shall be
payable or paid, the liability of the
Underwriter under this bond with respect
to all loss resulting from

(a) any one act of burglary, robbery
or holdup, or attempt thereat, in
which no Partner or Employee is
concerned or implicated shall be
deemed to be one loss, or
(b) any one unintentional or negligent
act on the part of any one person
resulting in damage to or
destruction or misplacement of
Property, shall be deemed to be
one loss, or
(c) all wrongful acts, other than those
specified in (a) above, of any one
person shall be deemed to be one
loss, or
(d) all wrongful acts, other than those
specified in (a) above, of one or
more persons (which dishonest
act(s) or act(s) of Larceny or
Embezzlement include, but are not
limited to, the failure of an
Employee to report such acts of
others) whose dishonest act or acts
intentionally or
unintentionally, knowingly or
unknowingly, directly or indirectly,
aid or aids in any way, or permits
the continuation of, the dishonest
act or acts of any other person or
persons shall be deemed to be one
loss with the act or acts of the
persons aided, or
(e) any one casualty or event other
than those specified in (a), (b), (c)
or (d) preceding, shall be deemed
to be one loss, and

shall be limited to the applicable Limit of
Liability stated in Item 3 of the
Declarations of this bond irrespective of

41206 (9/84)

the total amount of such loss or losses and
shall not be cumulative in amounts from year
to year or from period to period.
Sub-section (c) is not applicable to
any situation to which the language of sub-
section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the
PROVIDED clause of Section 9 of this bond
which is recoverable or recovered in whole
or in part under any other bonds or policies
issued by the Underwriter to the Insured or
to any predecessor in interest of the Insured
and terminated or cancelled or allowed to
expire and in which the period for discovery
has not expired at the time any such loss
thereunder is discovered, the total liability
of the Underwriter under this bond and
under other bonds or policies shall not
exceed, in the aggregate, the amount
carried hereunder on such loss or the amount
available to the Insured under such other
bonds or policies, as limited by the terms
and conditions thereof, for any such loss if
the latter amount be the larger.

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity
against any loss covered hereunder, any valid
and enforceable insurance or suretyship, the
Underwriter shall be liable hereunder only
for such amount of such loss which is in
excess of the amount of such other
insurance or suretyship, not exceeding,
however, the Limit of Liability of this bond
applicable to such loss.

SECTION 12. DEDUCTIBLE

The Underwriter shall not be liable
under any of the Insuring Agreements of this
bond on account of loss as specified,
respectively, in sub-sections (a), (b), (c),
(d) and (e) of Section 9, NON-REDUCTION
AND NON- ACCUMULATION OF LIABILITY AND
TOTAL LIABILITY, unless the amount of such
loss, after deducting the net amount of
all reimbursement and/or recovery obtained
or made by the Insured,

other than from any bond or policy of
insurance issued by an insurance company
and covering such loss, or by the Underwriter
on account thereof prior to payment by the
Underwriter of such loss, shall exceed the
Deductible Amount set forth in Item 3 of the
Declarations hereof (herein called Deductible
Amount) and then for such excess only, but
in no event for more than the applicable
Limit of Liability stated in Item 3 of the
Declarations.
The Insured will bear, in addition to
the Deductible Amount, premiums on Lost
Instrument Bonds as set forth in Section 7.
There shall be no deductible
applicable to any loss under Insuring
Agreement A sustained by any Investment
Company named as Insured herein.

SECTION 13. TERMINATION

The Underwriter may terminate this
bond as an entirety by furnishing written
notice specifying the termination date
which cannot be prior to 60 days after the
receipt of such written notice by each
Investment Company named as Insured
and the Securities and Exchange Commission,
Washington, D.C. The Insured may
terminate this bond as an entirety by
furnishing written notice to the Underwriter.
When the Insured cancels, the Insured
shall furnish written notice to the
Securities and Exchange Commission,
Washington. D.C. prior to 60 days before the
effective date of the termination. The
Underwriter shall notify all other
Investment Companies named as Insured of
the receipt of such termination notice and
the termination cannot be effective prior to
60 days after receipt of written notice by all
other Investment Companies. Premiums are
earned until the termination date as set
forth herein.
This Bond will terminate as to any
one Insured immediately upon taking over
of such Insured by a receiver or other
liquidator or by State or Federal officials, or
immediately upon the filing of a petition
under any State or Federal statute relative
to bankruptcy or reorganization of the
Insured, or assignment for the benefit of

41206 (9/84)

creditors of the Insured. or immediately
upon such Insured ceasing to exist,
whether through merger into another
entity, or by disposition of all of its assets.
The Underwriter shall refund the
unearned premium computed at short rates
in accordance with the standard short rate
cancellation tables if terminated by the
Insured or pro rata if terminated for any
other reason.

This Bond shall terminate
(a) as to any Employee as soon as
any partner, officer or
supervisory Employee of the
Insured, who is not in collusion
with such Employee, shall learn of
any dishonest or fraudulent act(s),
including Larceny or
Embezzlement on the part of such
Employee without prejudice to
the loss of any Property then in
transit in the custody of such
Employee (See Section 16[d]),
or
(b) as to any Employee 60 days
after receipt by each Insured and
by the Securities and Exchange
Commission of a written notice
from the Underwriter of its
desire to terminate this bond as
to such Employee, or
(c) as to any person, who is a
partner, officer or employee of
any Electronic Data Processor
covered under this bond, from and
after the time that the
Insured or any partner or officer
thereof not in collusion with
such person shall have
knowledge or information that
such person has committed any
dishonest or fraudulent act(s),
includingLarceny or
Embezzlement in the service of
the Insured or otherwise,
whether such act be committed
before or after the time this
bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION
OR CANCELLATION

At any time prior to the termination or
cancellation of this bond as an entirety,
whether by the Insured or the Underwriter,
the Insured may give to the Underwriter
notice that it desires under this bond an
additional period of 12 months within
which to discover loss sustained by the
Insured prior to the effective date of such
termination or cancellation and shall pay an
additional premium therefor.
Upon receipt of such notice from the
Insured, the Underwriter shall give its
written consent thereto; provided,
however, that such additional period of
time shall terminate immediately;
(a) on the effective date of any
other insurance obtained by the
Insured, its successor in
business or any other party,
replacing in whole or in part the
insurance afforded by this bond,
whether or not such other
insurance provides coverage for
loss sustained prior to its
effective date, or
(b) upon takeover of the Insured's
business by any State or Federal
official or agency, or by any
receiver or liquidator, acting or
appointed for this purpose
without the necessity of the Underwriter
giving notice of such termination. In the
event that such additional period of time is
terminated, as provided above, the
Underwriter shall refund any unearned
premium.
The right to purchase such additional
period for the discovery of loss may not be
exercised by any State or Federal official or
agency, or by any receiver or liquidator,
acting or appointed to take over the
Insured's business for the operation or for
the liquidation thereof or for any other
purpose.

SECTION 15. CENTRAL HANDLING OF
SECURITIES

Securities included in the systems for
the central handling of securities

41206 (9/84)

established and maintained by Depository
Trust Company, Midwest Depository Trust
Company, Pacific Securities Depository Trust
Company, and Philadelphia Depository Trust
Company, hereinafter called Corporations, to
the extent of the Insured's interest therein
as effective by the making of appropriate
entries on the books and records of such
Corporations shall be deemed to be Property.
The words "Employee" and "Employees"
shall be deemed to include the officers,
partners, clerks and other employees of the
New York Stock Exchange, Boston Stock
Exchange, Midwest Stock Exchange, Pacific
Stock Ex- change and Philadelphia Stock
Exchange, hereinafter called Exchanges, and
of the above named Corporations, and of any
nominee in whose name is registered any
security included within the systems for
the central handling of securities
established and maintained by such
Corporations, and any employee of any
recognized service company, while such
officers, partners, clerks and other
employees and employees of service
companies perform services for such
Corporations in the operation of such
systems. For the purpose of the above
definition a recognized service company shall
be any company providing clerks or other
personnel to said Exchanges or Corporation
on a contract basis.
The Underwriter shall not be liable on
account of any loss(es) in connection with
the central handling of securities within the
systems established and maintained by
such Corporations, unless such loss(es) shall
be in excess of the amount(s) recoverable or
recovered under any bond or policy of
insurance indemnifying such Corporations,
against such loss(es), and then the
Underwriter shall be liable hereunder only
for the Insured's share of such excess
loss(es), but in no event for more than the
Limit of Liability
applicable hereunder.
For the purpose of determining the
Insured's share of excess loss(es) it shall be
deemed that the Insured has an interest in
any certificate representing any security

included within such systems equivalent to
the interest the Insured then has in all
certificates representing the same security
included within such systems and that
such Corporations shall use their best
judgement in apportioning the amount(s)
recoverable or recovered under any bond or
policy of insurance indemnifying such
Corporations against such loss(es) in
connection with the central handling of
securities within such systems among all
those having an interest as recorded by
appropriate entries in the books and
records of such Corporations in Property
involved in such loss(es) on the basis that
each such interest shall share in the
amount(s) so recoverable or recovered in the
ratio that the value of each such interest
bears to the total value of all such interests
and that the Insured's share of such excess
loss(es) shall be the amount of the Insured's
interest in such Property in excess of the
amount(s) so apportioned to the Insured by
such Corporations.
This bond does not afford coverage in
favor of such Corporations or Exchanges or
any nominee in whose name is registered
any security included within the systems
for the central handling of securities
established and maintained by such
Corporations, and upon payment to the
Insured by the Underwriter on account of
any loss(es) within the systems, an
assignment of such of the Insured's rights and
causes of action as it may have against
such Corporations or Exchanges shall to the
extent of such payment, be given by the
Insured to the Underwriter, and the Insured
shall execute all papers necessary to secure
to the Underwriter the rights provided for
herein.

SECTION 16. ADDITIONAL COMPANIES
INCLUDED AS INSURED

If more than one corporation, co-
partnership or person or any combination
of them be included as the Insured herein:

(a) the total liability of the
Underwriter hereunder for loss
or losses sustained by any one

41206 (9/84)

or more or all of them shall not
exceed the limit for which the
Underwriter would be liable
hereunder if all such loss were
sustained by any one of them,
(b) the one first named herein shall
be deemed authorized to make,
adjust and receive and enforce
payment of all claims hereunder
and shall be deemed to be the
agent of the others for such
purposes and for the giving or
receiving of any notice required
or permitted to be given by the
terms hereof, provided that the
Underwriter shall furnish each
named Investment Company
with a copy of the bond and
with any amendment thereto,
together with a copy of each
formal filing of the settlement of
each such claim prior to the
execution of such settlement,
(c) the Underwriter shall not be
responsible for the proper
application of any payment
made hereunder to said first
named Insured,
(d) knowledge possessed or
discovery made by any partner,
officer or supervisory Employee of
any Insured shall for the
purposes of Section 4 and
Section 13 of this bond
constitute knowledge or
discovery by all the Insured, and
(e) if the first named Insured ceases
for any reason to be covered
under this bond, then the
Insured next named shall
thereafter be considered as the
first named Insured for the
purposes of this bond.

SECTION 17. NOTICE AND CHANGE OF
CONTROL

Upon the Insured's obtaining knowledge
of a transfer of its outstanding voting
securities which results in a change in
control (as set forth in Section 2(a) (9) of
the Investment Company Act of 1940)

of the Insured, the Insured shall within
thirty (30) days of such knowledge give
written notice to the Underwriter setting
forth:
(a) the names of the transferors and
transferees (or the names of the
beneficial owners if the voting
securities are requested in
another name), and
(b) the total number of voting
securities owned by the
transferors and the transferees (or
the beneficial owners), both
immediately before and after the
transfer, and
(c) the total number of outstanding
voting securities.

As used in this section, control means
the power to exercise a controlling
influence over the management or policies
of the Insured.

Failure to give the required notice
shall result in termination of coverage of this
bond, effective upon the date of stock
transfer for any loss in which any
transferee is concerned or implicated.
Such notice is not required to be
given in the case of an Insured which is an
Investment Company.

SECTION 18. CHANGE OR MODIFICATION This

bond or any instrument
amending or effecting same may not be
changed or modified orally. No changes in or
modification thereof shall be effective unless
made by written endorsement issued to
form a part hereof over the signature of the
Underwriter's Authorized Representative.
When a bond covers only one Investment
Company no change or modification which
would adversely affect the rights of the
Investment Company shall be effective prior
to 60 days after written notification has
been furnished to the Securities and
Exchange Commission, Washington, D.C. by
the Insured or by the Underwriter. If more
than one Investment Company is named as
the Insured herein, the Underwriter shall
give written notice to

41206 (9/84)

each Investment Company and to the
Securities and Exchange Commission,
Washington, D.C. not less than 60 days prior
to the
effective date of any change or
modification which would adversely affect
the rights of such Investment Company.

IN WITNESS WHEREOF, the Underwriter has
caused this bond to be executed on the
Declarations Page.

41206 (9/84)

ENDORS EMENT# 1

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

NEW YORK AMENDATORY ENDORSEMENT - NY STATUTE 3420

Wherever used in this endorsem ent: 1) "we", "us", "our" and "Insurer" m ean the insurance com pany which issued this policy; 2) "you", "your", "Insured" and "first Nam ed Insured" m ean the Nam ed Corporation, Nam ed Entity, Nam ed Organization, Nam ed Sponsor, Nam ed Insured, or Insured stated in the declarations page; 3) "other insured(s)" m eans all other persons or entities afforded coverage under the policy; 4) "Discovery Period" m eans Discovery Period or Extended Reporting Period, as defined in the policy; and 5) "Claim " means Claim or Suit as defined in the policy.

It is hereby understood and agreed that the policy is amended as follows: A.

The following provisions are hereby added to the policy:

FAILURE TO GIVE NOTICE WITHIN PRESCRIBED TIME:

Failure to give any notice required to be given by this policy, or any policy of which this is a renewal, within the prescribed tim e shall not invalidate any Claim made against an Insured if:

(a)	it shall be shown not to have been reasonably possible to give notice within the prescribed tim e and that notice was given as soon as was reasonably possible thereafter; or
(b)	the failure to provide timely notice has not prejudiced the Insurer.

Any such Claim shall be deem ed to have been first m ade against the Insured and noticed to the Insurer within the Policy Period or Discovery Period of the policy issued by the Insurer (the "Noticed Policy") in which the Insurer received notice of the Claim ; provided that the coverage afforded with respect to the Noticed Policy shall be in an am ount not greater than the am ount of coverage afforded with respect to the Policy Period of the policy issued by the Insurer (the "Form er Policy") in which the Claim was actually first m ade against the Insured. The foregoing sentence m ay result in (but not be lim ited to): (1) reducing the lim it of liability available for such a Claim to the available lim it of liability applicable to the Form er Policy; (2) increasing the applicable retention am ount to that retention am ount applicable to the Form er Policy; or (3) reducing or elim inating coverage due to exclusions or other restrictions appearing in the Form er Policy but elim inated, in part or in whole, in the Noticed Policy. No coverage shall be afforded under this endorsem ent if there was not in existence a Form er Policy at the tim e the Claim was actually first m ade against the Insured.

With respect to subsection (b) above, any such Claim m ust be noticed during the Policy Period or Discovery Period of a Noticed Policy which is a renewal or extension of the Former Policy.

Nothing in this endorsement shall be construed to provide coverage for a Claim under more than one Policy Period or Discovery Period.

PREJUDICE:

All rights reserved.

END 001

83231 (1/09)

ENDORSEMENT# 1 (continued)

In the event that the Insurer alleges that it was prejudiced as a result of failure to give notice within the tim e required under the policy, the burden of proof shall be on:

(a)	the Insurer to prove that it has been prejudiced, if the notice was provided within two years of the time required under the policy; or
(b)	the Insured to prove that the Insurer has not been prejudiced, if the notice was provided m ore than two years after the tim e required under the policy.

The Insurer's rights shall not be dee m ed prejudiced unless the failure to tim ely provide notice m aterially im pairs the ability of the Insurer to investigate or defend the Claim.

Notwithstanding the above, an irrebuttable presum ption of prejudice shall apply if, prior to the notice, the Insured's liability has been de term ined by a court of com petent jurisdiction or by a binding arbitration; or if the Insured has resolved the Claim by settlement or other compromise.

NOTICE TO AGENT:

Notice given by or on behalf of the Insured, or written notice by or on behalf of the injured party or any other claim ant, to any licensed agent of the Insurer in the state of New York, with particulars sufficient to identify the Insured, shall be deemed notice to the Insurer.

INSOLVENCY/ BANKRUPTCY OF INSURED:

The insolvency or bankruptcy of the Insured shall not relieve the Insurer of its obligations under this policy as long as all policy requirem ents are m et by Insured, its trustee or receiver in bankruptcy. Should a covered judg m ent be rendered against an insolvent or bankrupt Insured, the Insurer shall be liable for the am ount of such judg m ent not to exceed the applicable lim it of liability under this policy.

B.	The Clause entitled, "Action Against Us" or "Action Against Company" is deleted in its entirety and replaced with the following:

No one m ay bring an action against us unless there has been full co m pliance with all the term s of this policy and the am ount of the Insured's obligation to pay has been finally determined either by:

1.	judgm ent against the Insured which rem ains unsatisfied at the expiration of thirty (30) days from the service of notice of entry of the judg m ent upon the Insured and upon us; or
2.	written agreement of the Insured, the claimant and us.

Any person or organization or legal representative thereof who has secured such judgm ent or written agreem ent shall thereafter be entitled to recover under this policy to the extent of the insurance afforded by this policy. We m ay not be im pleaded by the Insured or its legal representative in any legal action brought against the Insured by any person or organization.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

All rights reserved.

END 001

83231 (1/09)

ENDORS EMENT# 2

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

NOTICE OF CLAIM
(REPORTING BY E- MAIL)

In consideration of the premium charged, it is hereby understood and agreed as follows:

1. Email Reporting of Claims: In addition to the postal address set forth for any Notice of Claim Reporting under this policy, such notice m ay also be given in writing pursuant to the policy's other term s and conditions to the Insurer by em ail at the following email address: c- claim@AIG.com Your email must reference the policy number for this policy. The date of the Insurer's receipt of the emailed notice shall constitute the date of notice.

In addition to Notice of Claim Reporting via em ail, notice m ay also be given to the Insurer by m ailing such notice to: AIG, Financial Lines Claim s, P.O. Box 25947, Shawnee Mission, KS 66225 or faxing such notice to (866) 227- 1750.

2. Definitions: For this endorsement only, the following definitions shall apply:

(a)	"Insurer" m eans the "Insurer," "Underwriter" or "Co m pany" or other nam e specifically ascribed in this policy as the insurance com pany or underwriter for this policy.
(b)

"Notice of Claim Reporting" m eans "notice of claim / circum stance," "notice of loss" or other reference in the policy designated for reporting of claim s, loss or occurrences or situations that m ay give rise or result in loss under this policy.

(c)	"Policy" m eans the policy, bond or other insurance product to which this endorsement is attached.

3. This endorsement does not apply to any Kidnap & Ransom/Extortion Coverage Section, if any, provided by this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

All rights reserved.

END 002

99758 (8/08)

ENDORSEMENT# 3

This endorsement, effective at 12:01 AM January 31, 2014 forms a part of
Policy No. 01-881-36-60
Issued to: THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

By: National Union Fire Insurance Company of Pittsburgh, Pa.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ECONOMIC SANCTIONS ENDORSEMENT

This endorsement modifies insurance provided under the following:

The Insurer shall not be deemed to provide cover and the Insurer shall not be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose the Insurer, its parent company or its ultimate controlling entity to any sanction, prohibition or restriction under United Nations resolutions or the trade or economic sanctions, laws or regulations of the European Union or the United States of America.

All rights reserved.

END 003

89644 (6/13)

ENDORSEMENT# 4

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

NEW YORK STATUTORY RIDER/ ENDORSEMENT

It is agreed that:

1.	The Section13 entitled "Termination " of this bond/policy is amended by adding:
2.	Cancelation of this bond/policy by the Underwriter/Company is subject to the following provisions:

If the bond/policy has been in effect for 60 days or less, it may be cancelled by the Underwriter/Company for any reason. Such cancelation shall be effective 20 days after the Underwriter/Company mails a notice of cancel ation to the first-named insured at the mailing address shown in the bond/policy. However, if the bond/policy has been in effect for more than 60 days or is a renewal, then cancellation must be based on one of the following grounds:

(A) non-payment of premium;

(B) conviction of a crime arising out of acts increasing the hazard insured against;

(C) discovery of fraud or material misrepresentation in the obtaining of the bond/policy or in the presentation of claim thereunder;

(D) after issuance of the bond/policy or after the last renewal date, discovery of an act or omission, or a violation of any bond/policy condition that substantially and materially increases the hazard insured against, and which occurred subsequent to inception of the current bond/policy period;

(E) material change in the nature or extent of the risk, occurring after issuance or last annual renewal anniversary date of the bond/policy, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the bond/policy was issued or last renewed;

(F) the cancellation is required pursuant to a determination by the superintendent that continuation of the present premium volume of the insurer would jeopardize that insurer's solvency or be hazardous to the interests of the insureds, the insurer's creditors or the public;

SR6180b (04/88)

END 4

ENDORSEMENT# 4 (Continued)

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

(G) a determination by the superintendent that the continuation of the bond/policy would violate, or would place the insurer in violation of, any provision of the New York State insurance laws.

(H) where the insurer has reason to believe, in good faith and with sufficient cause, that there is a possible risk or danger that the insured property will be destroyed by the insured for the purpose of collecting the insurance proceeds, provided, however, that:

(i) a notice of cancelation on this ground shall inform the insured in plain language that the insured must act within ten days if review by the Insurance Department of the State of New York of the ground for cancelation is desired, and

(ii) notice of cancelation on this ground shall be provided simultaneously by the insurer to the Insurance Department of the State of New York.

Cancelation based on one of the above grounds shall be effective 15 days after the notice of cancellation is mailed or delivered to the named insured, at the address shown on the bond/policy, and to its authorized agent or broker.

3. If the Underwriter/Company elects not to replace a bond/policy at the termination of the bond/policy period, it shall notify the insured not more than 120 days nor less than 60 days before termination. If such notice is given late, the bond/policy shall continue in effect for 60 days after such notice is given. The Aggregate Limit of Liability shall not be increased or reinstated. The notice not to replace shall be mailed to the insured and its broker or agent.

4. If the Underwriter/Company elects to replace the bond/policy, but with a change of limits, reduced coverage, increased deductible, additional exclusion, or upon increased premiums in excess of ten percent (exclusive of any premium increase as a result of experience rating), the Underwriter must mail written notice to the insured and its agent or broker not more than 120 days nor less than 60 days before replacement. If such notice is given late, the replacement bond/policy shall be in effect with the same terms, conditions and rates as the terminated bond/policy for 60 days after such notice is given.

SR6180b (04/88)

END 4

ENDORSEMENT# 4 (Continued)

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

5.

The Underwriter/Company may elect to simply notify the insured that the bond/policy will either be not renewed or renewed with different terms, conditions or rates. In this event, the Underwriter/Company will inform the insured that a second notice will be sent at a later date specifying the Underwriter's/Company's exact intention. The Underwriter shall inform the insured that, in the meantime, coverage shall continue on the same terms, conditions and rates as the expiring bond/policy until the expiration date of the bond/policy or 60 days after the second notice is mailed or delivered, whichever is later.

© All rights reserved.

SR6180b (04/88)

END 4

ENDORSEMENT# 5

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

VOICE INITIATED TRANSFER FRAUD

It is agreed that:

1. The attached bond is amended by adding an Insuring Agreement as follows:

VOICE INITIATED TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred Property from a Customer's or Insured's account through a Computer System covered under the terms of the Computer System Fraud Insuring Agreement in reliance upon a fraudulent voice instruction transmitted by telephone which was purported to be from:

(1)	an officer, director, partner or employee of a Customer of the Insured who was authorized by the Customer to instruct the Insured to make such transfer;
(2)	an individual person who is a Customer of the Insured; or
(3)

an Employee of the Insured in another office of the Insured who was authorized by the Insured to instruct other Employees of the Insured to transfer Property, and was received by an Employee of the Insured specifically designated to receive and act upon such instructions, but the voice instruction was not from a person described in (1), (2), or (3) above, provided that

(i) in order for coverage to apply under this Insuring Agreement, Voice Initiated Transfer must be received and processed in accordance with the Insured's designated procedures. However, the isolated failure of the Insured to maintain and follow its designated procedures in a particular instance will not preclude coverageunder this Insuring Agreement. Provided that the Insured is able to demonstrate that the procedures were being followed immediately before and after the occurrence.

MNSCPT

END 5

ENDORSEMENT# 5 (Continued)

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

In this Insuring Agreement:

(A)

Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on voice instructions to make transfers and which has provided the Insured with the names of persons authorized to initiate such.

2. In addition to the Conditions and Limitations in the bond and Computer Systems Fraud Insuring Agreement rider, the following provisions are applicable to the Voice Initiated Transfer Fraud Insuring Agreement:

This Insuring Agreement does not cover loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.

3. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

© All rights reserved.

MNSCPT

END 5

ENDORSEMENT# 6

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

TELEFACSIMILE TRANSFER FRAUD

It is agreed that:

1. The attached bond is amended by adding an Insuring Agreement J as follows:

TELEFACSIMILE TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred or delivered Property in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction

(1) purports and reasonably appears to have originated from (a) a Customer of the Insured, (b) another financial institution, or (c) another office of the Insured but, in fact, was not originated by the Customer or entity whose identification it bears and

In order for coverage to apply under this Insuring Agreement, Telefacsimile Transfer must be received and processed in accordance with the Insured's designated procedures. However, the isolated failure of the Insured to maintain and follow its designated procedures in a particular instance will not preclude coverage under this Insuring Agreement. Provided, however, that the Insured is able to demonstrate that said procedures were implemented and being followed both before and after the occurrence.

2. In addition to the Conditions and Limitations in the bond and Computer Systems Fraud Insuring Agreement rider, the following provisions are applicable to the Telefacsimile Transfer Fraud Insuring Agreement:

MNSCPT

END 6

ENDORSEMENT# 6 (Continued)

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on telefacsimile instructions to make transfers.

Telefacsimile Device means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper.

This Insuring Agreement does not cover loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Telefacsimile Transfer Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.

Proof of loss for claim under the Telefacsimile Transfer Fraud Insuring Agreement must include a copy of the document reproduced by the Telefacsimile Device.
3.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

© All rights reserved.

MNSCPT

END 6

ENDORSEMENT# 7

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

AUTOMATED TELEPHONE TRANSACTIONS

It is agreed that this Bond is amended as follows:

1.	By adding the following INSURING AGREEMENT:
AUTOMATED PHONE SYSTEM

Loss resulting directly from the Insured having transferred funds on the faith of any Automated Phone System (APS) Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the intent to deceive. In order for coverage to apply under this INSURING CLAUSE the INSURED shall maintain and follow all APS Designated Procedures with respect to APS Transactions. The isolated failure of the INSURED to maintain and follow a particular APS Designated Procedure in a particular instance will not preclude coverage under this INSURING CLAUSE subject to the exclusions herein and in the Bond.

2.	By adding to the DEFINITIONS SECTION, the following:

Automated Phone System or APS means an automated system which receives and converts to executable instructions transmissions over the telephone through use of a touch-tone keypad or other tone system or voice recognition system; and always excluding transmissions from a computer system or part thereof.

APS Transaction means any APS Purchase, APS Redemption, APS Election or APS Exchange.

APS Purchase means any purchase of shares issued by an Investment Company which is requested through an Automated Phone System.

APS Redemption means any redemption of shares issued by an Investment Company which is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad or voice recognition system.

APS Election means any election concerning various account features available to Fund shareholders which is made over the telephone by means of information transmitted by an individual caller through use of a telephone keypad or voice recognition system. These features include account statements. auto exchange, auto asset builder, automatic withdrawal, dividend/capital gain options. dividend sweep. telephone balance consent and change of address.

MNSCPT

END 7

ENDORSEMENT# 7 (Continued)

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

APS Exchange means any exchange of shares in a registered account of one Fund into shares in an account with the same tax identification number and same ownership-type code of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested over the telephone by means of information transmitted by an Individual caller through use of a telephone keypad or voice recognition system.

APS Designated Procedures means all of the following procedures:

(1)	Election in Application: No APS Redemption shall be executed unless the shareholder to whose account such an APS Redemption relates has previously elected to permit Telephone Redemptions.
(2)	Logging: All APS Purchases, Redemptions or Exchanges shall be logged otherwise recorded and the records shall be retained for at least six (6) months.
(a)

Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

(3)	Identity Test: The caller in any request for an APS Transaction, must first input
	his/her	account number, the last four digits of his/her social security number, and
	finally,	his/her personal identification number ("PIN"). It is proposed that in addition to
	this	procedure, a customer may:
	(1)	Begin by saying or pressing his/her account number, then say or press his/her PIN, or
	(2)	Begin by saying or pressing his/her social security number, then say or press his/her PIN and lastly, say name of fund or account number (or press account number).
(3)

Limited attempts to Enter PIN: If the caller fails to enter a correct PIN within (3) three attempts, the caller must not be allowed additional attempts during the same telephone call to enter the PIN. The caller may either be instructed to redial a customer service representative or may be immediately connected to such a representative.

MNSCPT

END 7

ENDORSEMENT# 7 (Continued)

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

(4)

Written Confirmation: A written confirmation of any APS Purchase, Redemption, Exchange or change of address shall be mailed to the shareholder(s) to whose account such transaction relates, at the record address, by the end of the insured's next regular processing cycle, but in no event later than five (5) business days following such APS Transaction.

(5)

Access to APS Equipment: Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner: BNY MELLON

INVESTMENT SERVICING, INC. and DST Systems, Inc., accesses the hardware housing the Mutual Fund On-Line system which effects transactions.
3.	By adding the following SECTION after Section 2, EXCLUSIONS SPECIFIC TO AUTOMATED PHONE SYSTEMS INSURING AGREEMENT:

This bond does not directly or indirectly cover under AUTOMATED PHONE SYSTEMS INSURING AGREEMENT: Any loss resulting from:

(1) The redemption of shares, where the proceeds of such redemption are made payable to other than (i) the shareholder of record, or (ii) a person designated to receive redemption proceeds, or (iii) a bank account designated to receive redemption proceeds, or (2) The redemption of shares, where the proceeds of such redemption are paid by check mailed to an address that has been changed within thirty (30) days immediately preceding the redemption, unless (i) the change of address was signature guaranteed or (ii) the change of address was otherwise processed in accordance with APS Designated Procedures, or (3) The redemption of shares, where the proceeds of such redemption are paid by wire transfer to other than the shareholders designated bank account of record, or (4) The intentional failure to adhere to one or more APS Designated Procedures.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

© All rights reserved.

MNSCPT

END 7

ENDORSEMENT# 8

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

AMENDED FIDELITY AGREEMENT

In consideration of the premium charged, it is hereby understood and agreed that:

1. Insuring Agreement (A) FIDELITY is hereby deleted in its entirety and replaced with the following:

(A) Loss resulting directly from dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether or not the Insured is liable thereof.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the intent:

(a)	to cause the Insured to sustain such loss; or
(b)

to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

It is agreed that in determining the amount of any loss payable under this bond, the Insured may include payments to individual Employees which are salaries, commissions, fees, bonuses, and the like, as part of such loss, provided that such payments have been solely as the result of the Employee having committed a dishonest or fraudulent act covered under this bond.

(B) Loss resulting directly from the malicious destruction of or the malicious damage to Electronic Instructions, Electronic Data or Electronic Media committed by an Employee, whether committed alone or in collusion with others.

The liability of the Underwriter shall be limited to the cost of duplication of such Electronic Instructions, Electronic Data or Electronic Media from other Electronic Instructions, Electronic Data or Electronic Media which shall have been furnished by the Insured.

MNSCPT

END 8

ENDORSEMENT# 8 (Continued)

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

In the event, however, that destroyed or damaged Electronic Instructions, Electronic Data or Electronic Media cannot be duplicated from other Electronic Instructions, Electronic Data or Electronic Media, the Insurer will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Electronic Instructions, Electronic Data or Electronic Media to substantially the previous level of operational capability.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached policy other than as above stated.

© All rights reserved.

MNSCPT

END 8

ENDORSEMENT# 9

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

DESTRUCTION OF DATA BY VIRUS

It is agreed that the following Insuring Agreement is added to the bond:

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

Loss resulting directly from the malicious destruction of or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the Computer Systems rider attached to this bond if such destruction or damage was caused by a computer program or similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which the computer program or instruction so written or so altered is used.

The liability of the Company shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Company will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore Computer Programs to substantially the previous level of operational capability.

In no event shall the liability of the Company exceed the maximum limit of liability of $10,000,000, subject to a Deductible of $50,000.

Special Condition

Under this Insuring Agreement, "Single Loss" means all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the Computer System is restored to substantially the previous level of operational capability. Recurrence of destruction or damage after the Computer System is restored shall constitute a separate "Single loss".

MNSCPT

END 9

ENDORSEMENT# 9 (Continued)

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

1.	The following Definitions are added:

Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data

2.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or agreements or the attached bond other than as above stated.

© All rights reserved.

MNSCPT

END 9

ENDORSEMENT# 10

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

DESTRUCTION OF DATA BY HACKER

1. It is agreed that the following Insuring Agreement is added to the bond:

DESTRUCTION OF DATA OR PROGRAMS BY HACKER

Loss resulting directly from the malicious destruction of or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the Computer Systems rider attached to this bond.

The liability of the Company shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Company will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore Computer Programs to substantially the previous level of operational capability.

The Single Loss Limit of Liability for this Insuring Agreement is $10,000,000 which is part, and not in addition to the Aggregate Limit of Liability on the Declaration Page of this bond. A deductible of $50,000 applies to each and every loss.

2. The following Definitions are added:

Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media

Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data

3. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or agreements or the attached bond other than as above stated.

© All rights reserved.

MNSCPT

END 10

ENDORSEMENT# 11

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

OMNIBUS NAMED INSURED

It is agreed that:

1. The Insured in Item 1 of The Declaration page under the attached Bond is amended and provided such amendment is permitted by law to include:

Any interest now or hereafter owned or controlled by the Insured, provided any such interest so included as Insured under this bond by reason of this rider must be more than 50% owned or controlled by the Insured and subject to the provisions of General Agreement A as amended.

Any entity set forth in the list of investment companies submitted to Underwriter as of the bond's effective date and any investment company now existing or hereafter created or acquired during the Bond Period, which is advised, sub-advised and/or administered by The Dreyfus Corporation or any entity now or hereafter majority owned or management controlled by The Dreyfus Corporation, subject to General Agreement A, shall be added to the attached bond as an additional joint insured. As used herein, the term "majority owned" shall mean ownership of greater than 50 percent of the total equity interest of such entity and the term "management control" shall mean the right to elect, appoint or designate a majority of the board of directors, management committee or management board of an entity that is not majority owned.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

© All rights reserved.

MNSCPT

END 11

ENDORSEMENT# 12

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

COMPUTER SYSTEMS FRAUD INSURING AGREEMENT

It is agreed that:

1. The attached bond is amended by adding an Insuring Agreement as follows: COMPUTER SYSTEMS FRAUD

Loss resulting from a fraudulent

1) entry of Electronic Data or Computer Program into, or

2) change of Electronic Data or Computer Program within any Computer System used by the Insured;

provided that the entry or change causes

i) Property to be transferred, paid or delivered, ii) an account of the Insured, or of its customer, to be added, deleted, debited or credited, or iii) an unauthorized account or a fictitious account to be debited or credited.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement.

2. In addition to the Conditions and Limitations in this bond, the following, applicable to the Computer Systems Fraud Insuring Agreement, are added:

DEFINITIONS

(A) Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

MNSCPT

END 12

ENDORSEMENT# 12 (Continued)

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

(B)	Computer System means
	(1)	computers with related peripheral components, including storage compartments wherever located including internet access or remote access to said Computer System,
	(2)	systems and applications software,
	(3)	terminal devices, and
	(4)	related communication networks or customer communications systems including the internet, and
	(5)	related electronic funds transfer systems that is currently utilized by the Insured
	by	which Electronic Data are electronically collected, transmitted, processed,
	stored	and retrieved;
(C)

Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

EXCLUSIONS

(A)

loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the other liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract;

(B)

loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

(C)	loss resulting directly or indirectly from
(1)	mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, or electrical disturbance or electrical surge which affects a Computer System, or

MNSCPT

END 12

ENDORSEMENT# 12 (Continued)

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

	(2)	failure or breakdown of electronic data processing media, or
	(3)	error or omission in programming or processing;
(D)	loss resulting directly or indirectly from the input of Electronic Data into a Computer
	System	terminal device either on the premises of a customer of the Insured or under the
	control	of such a customer by a person who had authorized access to the
	customer's	authentication mechanism; provided, however, this exclusion shall only
	apply	to loss sustained in that customer's account;
(E)	loss resulting directly or indirectly from the theft of confidential information provided,
	however,	that this exclusion shall not apply to any loss otherwise covered under Insuring
	Agreement	A in which a password was used, and said password is the confidential information.

SERIES OF LOSSES

All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limits of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

© All rights reserved.

MNSCPT

END 12

ENDORSEMENT# 13

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

It is agreed that:

AMENDED AUDIT EXPENSE

1. Audit Expense Insuring Agreement (B) is hereby deleted and replaced with the following:

(B) AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of any of the Employees or any other Insuring Agreements included in this bond. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached bond other than as above stated.

© All rights reserved.

MNSCPT

END 13

ENDORSEMENT# 14

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

It is agreed that:

AMENDED COUNTERFEIT CURRENCY

1. INSURING AGREEMENT (G) is deleted in its entirety and replaced by the following: Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit money orders or altered paper currency or coin of the United States of America, Canada or any other country.

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than above stated.

© All rights reserved.

MNSCPT

END 14

ENDORSEMENT# 15

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

AMENDED FORGERY OR ALTERATIONS

It is agreed that:

1.	Insuring Agreement (E) is hereby deleted in it's entirety and replaced with the following:

(E) FORGERY OR ALTERATION

Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer or Employee of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stockbroker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

MNSCPT

END 15

ENDORSEMENT# 15 (Continued)

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached bond other than as above stated.
Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

© All rights reserved.

MNSCPT

END 15

ENDORSEMENT# 16

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

It is agreed that:

AMENDED CHANGE OF CONTROL NOTICE

1.	Section 17 - NOTICE AND CHANGE OF CONTROL is hereby amended by changing the term "30 days" to "60 days".
2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

© All rights reserved.

MNSCPT

END 16

ENDORSEMENT# 17

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

THIRD PARTY CHECK EXCLUSION

It is agreed that:

1.	By adding to Section 2 Exclusions - the following:
(n)

loss resulting from or in connection with acceptance of a Third Party Check, unless the entity which receives such check maintains and proceeds in accordance with the Insured's Designated Procedures. This Exclusion does not apply to Insuring Agreement A - FIDELITY.

2.	The following is added to Section 1, DEFINITIONS:
	(f)	Third Party Check means a check made payable to one party and offered as payment to another party.
3.	A Deductible amount of $200,000 will apply to any one loss as respects Third
	Party	Checks.

© All rights reserved.

MNSCPT

END 17

ENDORSEMENT# 18

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

EXTENDED COMPUTER SYSTEMS RIDER

It is agreed that this Bond is amended as follows:

1. By adding the following INSURING AGREEMENT:

(M) EXTENDED COMPUTER SYSTEMS

A. Electronic Data, Electronic Media, Electronic Instruction Loss resulting directly from:

(1) the fraudulent modification of Electronic Data, Electronic Media or Electronic Instruction being stored within or being run within any system covered under this INSURING AGREEMENT.

(2) robbery, burglary, larceny or theft or destruction of Electronic Data, Electronic Media or Electronic Instruction.

(3) the act of a hacker causing damage or destruction of

     Electronic Data, Electronic Media or Electronic Instruction owned by the INSURED or for which the INSURED is legally liable, while stored within a Computer System covered under this INSURING AGREEMENT, or (4) the damage or destruction of Electronic Data, Electronic Media or Electronic Instruction owned by the INSURED or for which the INSURED is legally liable, while stored within a Computer System covered under this INSURING AGREEMENT, provided such damage or destruction was caused by acomputer program or similar instruction which was written or altered to intentionally incorporate a hidden instruction designed to damage or destroy Electronic Data, Electronic Media or Electronic Instruction in the Computer System in which the computer program or instruction so written or so altered is used.

B. Electronic Communication

Loss resulting directly from the INSURED having transferred, paid or delivered any funds or Property, established any credit, debited any account or given any value on the faith of any electronic communications directed to the INSURED, which were transmitted or appear to have been transmitted through:

MNSCPT

END 18

ENDORSEMENT# 18 (Continued)

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

(1)	an Electronic Communication System,
(2)	an automated clearing house or custodian, or
(3)	a Telex, TWX, or similar means of communication,

directly into the INSURED'S Computer System or Communication Terminal, and fraudulently purport to have been sent by a Customer automated clearing house, custodian, or financial institution but which communications were either not sent by said Customer, automated clearing house, custodian, or financial institution, or were fraudulently modified during physical transit of Electronic Media to the INSURED or during electronic transmission to the INSURED's Computer Systems or Communication Terminal.

C. Electronic Transmission

Loss resulting directly from a Customer of the INSURED, any automated clearing house, custodian, or financial institution having transferred, paid or delivered any Property, established any credit, debited any account or given any value on the faith of any Electronic Communications, purporting to have been directed by the INSURED to such Customer, automated clearing house, custodian, or financial institution initiating, authorizing, or acknowledging, the transfer, payment, delivery or receipt of Property, which communications were transmitted through:

(1) an Electronic Communication System,

(2) an automated clearing house or custodian, or (3) a Telex, TWX, or similar means of communication,

directly into the INSURED'S Computer System or Communication Terminal of said customer, automated clearing house, custodian, or financial institution and fraudulently purport to have been directed by the INSURED, but which communications were either not sent by the INSURED or were fraudulently modified during physical transit of Electronic Media from the INSURED or during electronic transmission from the INSURED's Computer System or Communication Terminal, and for which loss the INSURED is held to be legally liable.

MNSCPT

END 18

ENDORSEMENT# 18 (Continued)

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

2.	By adding to Section 1, DEFINITIONS, the following:

g. Communication Terminal means a teletype, teleprinter or video display terminal, or similar device capable of sending or receiving information electronically, Communication Terminal does not mean a telephone.

h. Electronic Communication System means electronic communication operations by Fedwire, Clearing House Interbank Payment System (CHIPS), Society of Worldwide International Financial Telecommunication (SWIFT), similar automated interbank communication system, and Internet access facilities. i. Electronic Data means facts or information converted to a form usable in

Computer System and which is stored on Electronic Media for use by computer programs.

j. Electronic Instruction means computer programs converted to a form usable in a Computer System to act upon Electronic Data.

k. Electronic Media means the magnetic tape, magnetic disk, optical disk or any other bulk media on which data is recorded.

l. Computer Systems means:

(1)	computers with related peripheral components, including storage compartments wherever located including internet access or remote access to said Computer Systems,
(2)	systems and application software,
(3)	terminal devices,
(4)	related communication networks or customer communication systems including the internet, and
(5)	related electronic funds transfer systems that are currently utilized by the Insured.
m.

Solely for purposes of this endorsement, " Customer" means any entity or individual which has a written contract or agreement with the Insured for the purpose of the Insured providing professional services.

MNSCPT

END 18

ENDORSEMENT# 18 (Continued)

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

3.	By adding the following SPECIFIC EXCLUSIONS-APPLICABLE TO THIS INSURING AGREEMENT (M):

This Insuring Agreement does not cover:

a. loss resulting directly or indirectly from Forged, altered or fraudulent negotiable instruments, Securities, documents or other written instruments used as source documentation in the preparation of Electronic Data:

b. loss of negotiable instruments, Securities, documents or other written instruments except as converted to Electronic Data and then only in that converted from;

c. loss resulting from mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance, Electronic Media failure or breakdown or any malfunction or error in programming or error or omission in processing;

d. loss resulting directly or indirectly from the input of Electronic Data at an authorized electronic terminal of an Electronic Funds Transfer System or a Customer Communications System by a person who has authorized access from a Customer to that Customer's authentication mechanism, provided however, this exclusion shall only apply to loss sustained in that particular Customer's account;

e. liability assumed by the INSURED by agreement under any contract, unless such liability would have attached to the INSURED even in the absence of such agreement; or

f. loss resulting directly or indirectly from:

(1)	written instruction unless covered under this INSURING AGREEMENT; or
(2)	instruction by voice over the telephone, unless covered under this INSURING AGREEMENT.

MNSCPT

END 18

ENDORSEMENT# 18 (Continued)

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

g. loss resulting directly or indirectly from the input data into a Computer System terminal, either on the premises of the Customer of the INSURED or under the control of such a Customer by a Customer or other person who had authorized access to the Customer's authentication mechanism, provided, however, this exclusion shall only apply to loss sustained in that particular Customer's account.

4. By adding to Section 5., Valuation of Property, the following: Electronic Data, Electronic Media, or Electronic Instruction

In case of loss of, or damage to, Electronic Data, Electronic Media, or Electronic Instruction used by the INSURED in its business, the COMPANY'S liability under this Bond shall be limited to the cost to reproduce the Electronic Data, Electronic Media or Electronic Instructions from other Electronic Data, Electronic Media or Electronic Instruction of the same kind of quality and then for not more than the cost of the blank media and/or the cost of labor for the actual transcription or copying of data which shall have been furnished by the INSURED in order to reproduce such

Electronic Data, Electronic Media or Electronic Instruction subject to the applicable LIMIT OF LIABILITY.

In the event, however, that the loss or damage to Electronic Data, Electronic Media or Electronic Instructions cannot be reproduced from other Electronic Data, Electronic Media or Electronic Instructions, the Company will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore such Electronic Data, Electronic Media or Electronic Instructions to substantially the previous level of operational capability.

However, if such Electronic Data can not be reproduced and said Electronic Data represents Securities or financial instruments having a value, then the loss will be valued as indicated in the SECURITIES and OTHER PROPERTY paragraphs of this Section.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

© All rights reserved.

MNSCPT

END 18

ENDORSEMENT# 19

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

AMENDED DEFINITION OF EMPLOYEE

It is agreed that:

1.	The definition of Employee in Section 1. of the CONDITIONS AND LIMITATIONS Clause is amended to include the following individuals identified below as indicated by a check in the corresponding box:

MNSCPT

END 19

ENDORSEMENT# 19 (Continued)

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

2. For the purposes herein, Employees of one Insured are considered Employees of all Insureds.

3. As used herein, Consultant means a professional consultant under contract, either directly or through such consultant's company or firm, with the Insured to provide solely consulting services to the Insured and Consultant is under the supervision, direction and control of the Insured.

4. It is hereby understood and agreed that in SECTION 1. DEFINITIONS, (a) " Employee" is amended by deleting the language after 9d) and replacing it with:

MNSCPT

END 19

ENDORSEMENT# 19 (Continued)

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in Sub-Sections (6) and of Section 1(a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13.

Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

5.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

© All rights reserved.

MNSCPT

END 19

ENDORSEMENT# 20

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND INSURING AGREEMENT (I) UNCOLLECTIBLE ITEMS OF DEPOSIT

In consideration of the premium charged, it is hereby understood and agreed that INSURING AGREEMENT (I), UNCOLLECTIBLE ITEMS OF DEPOSIT is deleted in its entirety and replaced with the following:

(I)	UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer's, shareholder's or subscriber's account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured's agent to such customer's, shareholder's or subscriber's Mutual Fund Account; or

Loss resulting from any Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.

This Insuring Agreement applies to all Mutual Funds with "exchange privileges" regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

© All rights reserved.

MNSCPT

END 20

ENDORSEMENT# 21

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND GENERAL AGREEMENT A- 15%

In consideration of the premium charged, it is hereby understood and agreed that in GENERAL AGREEMENTS (A), ADDITIONAL OFFICES OR EMPLOYEES -CONSOLIDATION OR MERGER-NOTICE is deleted in its entirety and replaced with the following:

A .ADDITIONAL OFFICES OR EMPLOYEES- CONSOLIDATION OR MERGER-NOTICE

1. If the Insured shall, while this bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

2. If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

Notwithstanding the foregoing, if the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall automatically have such coverage as is afforded under this bond for loss without an additional premium charge for the remainder of the current bond period provided that:

(a) the assets acquired as a result of such consolidation, merger, purchase or acquisition are less than fifteen percent (15%) of the assets of the Insured on the date of such consolidation, merger, purchase or acquisition;

(b) the consolidation, merger, purchase or acquisition of assets or liabilities was not through a regulatory-assisted transaction;

(c) the consolidated or merged institution, or the assets or liabilities purchased or acquired from another institution, were not the subject of any regulatory agreement or stipulation prior to the effective date of the consolidation, merger, purchase or acquisition; and

MNSCPT

END 21

ENDORSEMENT# 21 (Continued)

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

(d)

the consolidated or merged institution, or the assets or liabilities purchased or acquired from another institution, have not incurred or been the subject of a loss of a type payable under this bond in an amount exceeding the deductible amount shown in Item 3 of the Declarations during the preceding three (3) years.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

© All rights reserved.

MNSCPT

END 21

ENDORSEMENT# 22

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND SECTION 1, DEFINITIONS, PROPERTY

In consideration of the premium charged, it is hereby understood and agreed that in SECTION 1, DEFINITIONS , (b) "Property" is deleted in its entirety and replaced with the following:

(b) "Property" means money (i.e currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, uncertificated securities, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insuredin the conduct of its business, and all other instruments similar to or in the nature of the foregoing including electronic representations of such instruments enumerated above (not includingdata processing records; however, the cost associated with the reconstruction of data processing records shall be reimbursed) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefore.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

MNSCPT

© All rights reserved.

END 22

ENDORSEMENT# 23

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND SECTION 2, EXCLUSIONS (h),

In consideration of the premium charged, it is hereby understood and agreed that SECTION

2, EXCLUSIONS , (h) is deleted in its entirety and replaced with the following:

h) potential income, including but not limited to interest or dividends, not realized by the Insured because of a loss covered under this bond, except accrued interest or dividends for which the Insured is legally liable to a customer or other third party or as included under Insuring Agreement (I).

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

© All rights reserved.

MNSCPT

END 23

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

ENDORSEMENT# 24

In consideration of the premium charged, it is hereby understood and agreed that SECTION

2, EXCLUSIONS , (j) is deleted in its entirety and replaced with the following:

AMEND SECTION 2, EXCLUSIONS (j),

j)	loss through the surrender of Property away from an office of the Insured as a result of a threat

(1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, except when covered under Insuring Agreement (A). or (2) to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

© All rights reserved.

MNSCPT

END 24

ENDORSEMENT# 25

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND SECTION 2, EXCLUSIONS (m)

In consideration of the premium charged, it is hereby understood and agreed that SECTION

2, EXCLUSIONS , (m) is deleted in its entirety.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

© All rights reserved.

MNSCPT

END 25

ENDORSEMENT# 26

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND SECTION 4 DISCOVERY
LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS AMENDED

In consideration of the premium charged, it is hereby understood and agreed that Section 4. of the attached bond is deleted in its entirety and replaced with the following:

SECTION 4. LOSS -NOTICE -PROOF-LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after discovery of any loss hereunder by the Insured's BNY Mellon Insurance Manager, Senior Counsel of The Dreyfus Corporation with insurance responsibilities or Counsel of The Dreyfus Corporation with insurance responsibilities, shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the BNY Mellon Insurance Manager, Senior Counsel of The Dreyfus Corporation with insurance responsibilities or Counsel of The Dreyfus Corporation with insurance responsibilities

MNSCPT

END 26

ENDORSEMENT# 26 (Continued)

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

(a) becomes aware of facts, or

(b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

MNSCPT

© All rights reserved.

END 26

ENDORSEMENT# 27

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND SECTION 5, VALUATION OF PROPERTY

In consideration of the premium charged, it is hereby understood and agreed that in SECTION 5. VALUATION OF PROPERTY is amended by adding the following paragraph:

Any loss of money, or loss payable in money, shall be paid, at the option of the Insured, in the money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof as determined at the rate of exchange as published in the Wall Street Journal at the time of discovery of loss.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

MNSCPT

© All rights reserved.

END 27

ENDORSEMENT# 28

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND SECTION 11. OTHER INSURANCE

In consideration of the premium charged, it is hereby understood and agreed that in SECTION 11. OTHER INSURANCE is deleted in its entirety and replaced with the following:

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is excess of the amount of such other insurance or suretyship but will remain primary to the Comprehensive Crime Bond program of The Bank of New York Mellon Corporation led by primary bond QA097011 (12/01/2011 to 12/01/2012) including renewals and replacements thereof.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

MNSCPT

© All rights reserved.

END 28

ENDORSEMENT# 29

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

CANCELLATION AMENDATORY- RETURN PRO- RATA

Wherever used herein: (1) "Policy" means the policy or bond to which this endorsement or rider is made part of; (2)"Insurer" means the "Insurer," "Underwriter," "Company" or other name specifically ascribed in this Policy as the insurance company or underwriter for this Policy; (3) "Named Entity" means the "Named Entity," "Named Corporation," Named Organization," "Named Sponsor," "Named Insured," "First Named Insured," "Insured's Representative," "Policyholder" or equivalent term stated in Item 1 of the Declarations; and (4) "Period" means the "Policy Period," "Bond Period" or equivalent term stated in the Declarations.

In consideration of the premium charged, it is hereby understood and agreed that notwithstanding anything to the contrary in any CANCELLATION or TERMINATION clause of this Policy (and any endorsement or rider amending such cancellation or termination clause, including but not limited to any state cancellation/non-renewal amendatory attached to this policy), if this Policy shall be canceled by the Named Entity, the Insurer shall return to the Named Entity the unearned pro rata proportion of the premium as of the effective date of cancellation.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

© All rights reserved.

101036 (04/09)

END 29

MNSCPT

ENDORSEMENT# 30

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND SECTION 13, TERMINATION

In consideration of the premium charged, it is hereby understood and agreed that SECTION 13. TERMINATION is deleted in its entirety and replaced with the following:

SECTION 13. TERMINATION

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shallfurnish written notice to the Securities and Exchange Commission, Washington. D.C. prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

This Bond will terminate as to any registered management investment company upon the expiration of 60 days by the Insured, or 60 days, if by the Underwriter, after written notice has been given to the Securities and Exchange Commission, Washington D.C.

This Bond shall terminate

(a) as to any Employee as soon as the BNY Mellon Insurance Manager, Senior Counsel of The Dreyfus Corporation with insurance responsibilities or Counsel of The Dreyfus Corporation with insurance responsibilities, not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee (See Section 16[d]), or

END 30

ENDORSEMENT# 30 (Continued)

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

(b) as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

(c) as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that The BNY Mellon Insurance Manager, Senior Counsel of The Dreyfus Corporation with insurance responsibilities or Counsel of The Dreyfus Corporation with insurance responsibilities not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

(d) In the event that the BNY Mellon Insurance Manager, Senior Counsel of The Dreyfus Corporation with insurance responsibilities or Counsel of The Dreyfus Corporation with insurance responsibilities learns of a prior dishonest or fraudulent act committed by a current or prospective Employee, provided the amount involved is less than $10,000, the coverage is automatically reinstated provided that the BNY

Mellon Insurance Manager, Senior Counsel of The Dreyfus Corporation with insurance responsibilities or Counsel of The Dreyfus Corporation with insurance responsibilities unanimously agree in writing to the reinstatement.

Notwithstanding anything set forth above, the Underwriter agrees that this bond shall continue to apply in respect of those Employees for whom a written waiver of a prior dishonest or fraudulent act was granted under any prior bond.

For the purpose of this endorsement, the following definition is added:

Prior dishonest or fraudulent act: an act which shows a want of integrity or breach of trust, including but not limited to an act in disregard of an employer's interest.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

MNSCPT

© All rights reserved.

END 30

ENDORSEMENT# 31

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND SECTION 15, CENTRAL HANDLING OF SECURITIES

In consideration of the premium charged, it is hereby understood and agreed that in SECTION 15. CENTRAL HANDLING OF SECURITIES is deleted in its entirety and replaced with the following:

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, or any similar recognized depository, hereinafter called Corporations, to the extent of the Insured's interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words "Employee" and "Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, or any similar recognized exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured's share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

For the purpose of determining the Insured's share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgment in apportioning the amount(s) recoverable or recovered under any bond or

MNSCPT

END 31

ENDORSEMENT# 31 (Continued)

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured's rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

MNSCPT

© All rights reserved.

END 31

ENDORSEMENT# 32

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND SECTION 16, (d)

In consideration of the premium charged, it is hereby understood and agreed that in SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED is deleted in its entirety and replaced with the following:

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

(a) the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them, (b) the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement, (c) the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured, (d) knowledge possessed or discovery made by The BNY Mellon Insurance Manager, Senior Counsel of The Dreyfus Corporation with insurance responsibilities or Counsel of The Dreyfus Corporation with insurance responsibilities shall for the purposes of Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured, and (e) if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this bond.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

MNSCPT

© All rights reserved.

END 32

ENDORSEMENT# 33

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND SECTION 17- NOTICE AND CHANGE OF CONTROL

In consideration of the premium charged, it is hereby understood and agreed that in SECTION 17. NOTICE AND CHANGE OF CONTROL is deleted in its entirety and replaced with the following:

SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon (i) The BNY Mellon Insurance Manager; (ii) Senior Counsel of The Dreyfus Corporation with insurance responsibilities; or (iii) Counsel of The Dreyfus Corporation with insurance responsibilities, obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within sixty (60) days of such knowledge give written notice to the Underwriter setting forth:

(a)	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and
(b)	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and
(c)	the total number of outstanding voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.

Failure to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

© All rights reserved.

MNSCPT

END 33

ENDORSEMENT# 34

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

CLAIM EXPENSE ENDORSEMENT

In consideration of the premium charged, it is hereby understood and agreed that the bond is amended by adding Insuring Agreement (J) to the bond as follows:

CLAIMS EXPENSE

(J) Reasonable expenses (excluding the cost of services rendered by employees of the Insured) necessarily incurred and paid by the Insured in preparing any valid claim for loss, as defined in Insuring Agreements A, B, C, D, E, F, G, H, and I and any other valid coverage added by rider, which loss exceeds the Single Loss Deductible Amount of $50,000. If no loss is established hereunder, then the Insured will bear all such expenses. The Underwriter's maximum liability for such expenses paid by the Insured in preparing any one such claim shall be limited to $100,000 which is part of, and not in addition to, the Aggregate Limit of Liability stated on the Declaration Page of this bond. There shall be no coverage hereunder for any expenses arising out of any legal dispute, suit or arbitration with the Underwriter. This coverage is subject to a deductible of $10,000 each and every loss.

Solely for the purpose of the coverage afforded by this rider, Section 2. EXCLUSIONS, paragraph (k) is hereby deleted in its entirety.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

© All rights reserved.

MNSCPT

END 34

ENDORSEMENT# 35

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

UNAUTHORIZED SIGNATURES

It is agreed that:

1. The INSURING AGREEMENTS Clause of the attached bond is amended by adding the following additional Insuring Agreement to the end thereof:

UNAUTHORIZED SIGNATURES

Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on file with the Insured as an authorized signatory on such account.

It shall be a condition precedent to the Insured's right of recovery under this Insuring Agreement that the Insured shall have on file signatures of all persons who are authorized signatories on such account.

2. The Underwriter's Aggregate Liability under this Unauthorized Signatures Insuring Agreement shall be $100,000, which shall be part of, not in addition to, the Aggregate Liability stated in the Declarations. A deductible amount of $10,000 shall apply to each and every loss under this Unauthorized Signatures Insuring Agreement.

3. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

© All rights reserved.

MNSCPT

END 35

ENDORSEMENT# 36

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

PROTECTED INFORMATION EXCLUSION
(CARVEBACK)

This endorsement modifies insurance provided under the following: EXCESS

EDGE

FOLLOW FORM BOND BROKER-DEALER GUARD

INVESTMENT COMPANY BLANKET BOND

(1)	confidential or non-public; or
(2)	personal or personally identifiable;

information that any person or entity has a duty to protect under any law, rule or regulation, any agreement or any industry guideline or standard.

This exclusion shall not apply to loss of any money, securities or tangible property: (a) owned by the Insured;

that was the subject of a theft, disappearance, damage or destruction resulting directly from the unauthorized use or disclosure of such information.

(b)	held by the Insured in any capacity; or
	(c)	owned and held by someone else under circumstances which make the Insured responsible for the Property prior to the occurrence of the loss;

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

© All rights reserved.

115903

END 36

ENDORSEMENT# 37

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

EDITION
FORM NUMBER		DATE	FORM TITLE
41205		04/95	Investment Company Blanket		Bond Dec Page
41206		09/84	Investment Company Blanket		Bond guts
83231		01/09	NEW YORK LAW 3420 AMENDATORY
99758		08/08	ENDORSEMENT NOTICE OF CLAIM
89644		06/13	(REPORTING BY E-MAIL) ECONOMIC
SR6180	b	04/88	SANCTIONS ENDORSEMENT
MNSCPT			NEW YORK STATUTORY
MNSCPT			RIDER/ENDORSEMENT VOICE INITIATED
MNSCPT			TRANSFER FRAUD
MNSCPT			TELEFACSIMILE TRANSFER FRAUD
MNSCPT			AUTOMATED TELEPHONE TRANSACTIONS
MNSCPT			AMENDED FIDELITY AGREEMENT
MNSCPT			DESTRUCTION OF DATA BY VIRUS
MNSCPT			DESTRUCTION OF DATA BY HACKER
MNSCPT			OMNIBUS NAMED INSURED
MNSCPT			COMPUTER SYSTEMS FRAUD INSURING
MNSCPT			AGREEMENT AMENDED AUDIT EXPENSE
MNSCPT			AMENDED COUNTERFEIT	CURRENCY
MNSCPT			AMENDED FORGERY OR
MNSCPT			ALTERATIONS AMENDED	CHANGE OF
MNSCPT			CONTROL NOTICE THIRD PARTY
MNSCPT			CHECK EXCLUSION EXTENDED
MNSCPT			COMPUTER SYSTEMS RIDER AMENDED
DEFINITION OF EMPLOYEE
			AMEND INSURING AGREEMENT (I) UNCOLLECTIBLE ITEMS			OF
DEPOSIT

END 037

78859 (10/01)

ENDORSEMENT# 37

This endorsement, effective 12:01 AM January 31, 2014 forms a part of policy number 01-881-36-60
issued to THE DREYFUS FUND INCORPORATED
(AND OTHER INSUREDS INCLUDED BY ENDORSEMENT)

by National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

	EDITION
FORM NUMBER	DATE		FORM TITLE
MNSCPT		AMEND SECTION	1,	DEFINITIONS,
MNSCPT		PROPERTY AMEND SECTION 2,
MNSCPT		EXCLUSIONS (h),
MNSCPT		AMEND SECTION	2,	EXCLUSIONS (j),
MNSCPT		AMEND SECTION	2,	EXCLUSIONS
MNSCPT		(m) AMEND SECTION		4
MNSCPT		DISCOVERY
101036		AMEND SECTION	5,	VALUATION	OF
MNSCPT	04/09	PROPERTY AMEND SECTION 11. OTHER
MNSCPT		INSURANCE CANCELLATION AMENDATORY-
MNSCPT		RETURN PRO-RATA AMEND SECTION 13,
MNSCPT		TERMINATION
MNSCPT		AMEND SECTION	15,	CENTRAL	HANDLING OF
MNSCPT		SECURITIES AMEND SECTION			16	, (d)
115903		AMEND SECTION 17-NOTICE AND CHANGE OF
78859		CONTROL CLAIM EXPENSE ENDORSEMENT
	10/13
		UNAUTHORIZED SIGNATURES
	10/01
		PROTECTED INFORMATION

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

END 037

78859 (10/01)